UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

ANIXTER INTERNATIONAL INC.
 (Name of Issuer)

Common Stock, $1.00 par value per share
 (Title of Class of Securities)

035290105
 (CUSIP Number)

Jon Wasserman, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-454-1800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 035290105	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAMSTOCK/SZRT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,850,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,850,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,850,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6% (1)

14	TYPE OF REPORTING PERSON
OO

(1)	Based on 32,969,473 Shares (as defined herein) outstanding on July 21, 2015, as reported by the Issuer on its Form 10-Q for the period ended July 3, 2015.

SCHEDULE 13D

CUSIP No: 035290105	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAMUEL ZELL REVOCABLE TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,850,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,850,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,850,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6% (1)

14	TYPE OF REPORTING PERSON
OO

(1)	Based on 32,969,473 Shares (as defined herein) outstanding on July 21, 2015, as reported by the Issuer on its Form 10-Q for the period ended July 3, 2015.

SCHEDULE 13D

CUSIP No: 035290105	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAMUEL ZELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
211,186

	8	SHARED VOTING POWER
1,851,000 (2)

	9	SOLE DISPOSITIVE POWER
211,186

	10	SHARED DISPOSITIVE POWER
1,851,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,062,186 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3% (1)

14	TYPE OF REPORTING PERSON
IN

(1)	Based on 32,969,473 Shares outstanding on July 21, 2015, as reported by the Issuer on its Form 10-Q for the period ended July 3, 2015.

(2)	This figure includes 1,000 Shares held in a revocable trust for the benefit of Samuel Zell’s spouse.

SCHEDULE 13D

CUSIP No: 035290105	Page 5 of 8 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of Common Stock, $1.00 par value per share, (“Shares”) of Anixter International Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive office is located at 2301 Patriot Blvd, Glenview, Illinois 60026.

Item 2.	Identity and Background.

(a-c, f) This Statement is being filed by Samstock/SZRT, L.L.C., a Delaware limited liability company, (“SZRT”), the Samuel Zell Revocable Trust, a trust organized in the state of Illinois, (the “Samuel Zell Trust”) and Samuel Zell (together with SZRT and the Samuel Zell Trust, the “Reporting Persons”).  The Samuel Zell Trust is the sole member of SZRT.  Samuel Zell is the sole trustee and beneficiary of the Samuel Zell Trust.

The executive officers of SZRT are:

•	Samuel Zell: Chairman and Chief Executive Officer of Equity Group Investments (“EGI”), a division of Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”).

•	William C. Pate: Vice President; Managing Director of EGI.

•	Philip Tinkler: Vice President and Treasurer; Chief Financial Officer and Chief Operating Officer of EGI.

•	Jon Wasserman: Vice President and Secretary; Chief Legal Officer of EGI.

The business address of each of SZRT, the Samuel Zell Trust, Samuel Zell, William Pate, Philip Tinkler and Jon Wasserman is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

Samuel Zell and all of the executive officers of SZRT are United States citizens.

(d) and (e) No Reporting Person has, and to the best knowledge of any such Reporting Person, no officer listed in this Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the purchase of the Shares reported herein by the Reporting Persons came from the working capital of SZRT.  A total of $112,105,467.50 was paid to acquire the Shares reported herein.

Item 4.	Purpose of the Transaction.

On August 11, 2015, SZRT entered into a Purchase Agreement with Samstock/SIT, L.L.C. (“SIT”), pursuant to which SZRT agreed to purchase 1,850,000 Shares from SIT at a price equal to the average of the highest and lowest quoted selling prices on the New York Stock Exchange of one Share as of the date on which the transaction occurs (“Closing”).  Under the Purchase Agreement, Closing was expressly conditioned on the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”).  On August 12, 2015, SZRT filed a Notification and Report Form under the HSR Act with respect to SZRT’s contemplated acquisition of the 1,850,000 Shares from SIT pursuant to the Purchase Agreement.  Under the Purchase Agreement, Closing was scheduled to occur as soon as reasonably practical after expiration or termination of the HSR Act waiting period.

The HSR Act waiting period was terminated on August 27, 2015.  Accordingly, pursuant to the terms of the Purchase Agreement, the purchase of 1,850,000 Shares by SZRT from SIT was consummated on August 27, 2015.

SCHEDULE 13D

CUSIP No: 035290105	Page 6 of 8 Pages

The description contained herein of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the document, which is attached as Exhibit B to this Schedule 13D and is incorporated by reference herein.

SIT is indirectly owned and controlled by various trusts established for the benefit of Samuel Zell and his family, the trustee of each of which is Chai Trust.  Samuel Zell is not an officer or director of Chai Trust and does not have voting or dispositive power over any shares beneficially owned by Chai Trust.
Samuel Zell serves as Chairman of the Issuer’s Board of Directors.

The purchase is part of Samuel Zell Trust’s ongoing portfolio management, and Samuel Zell’s and the Samuel Zell Trust’s respective investment planning.  The purchase does not involve the acquisition or disposition of any Shares, or of the right to receive dividends or proceeds from the sale of any Shares, other than among Samuel Zell and certain entities and trusts established for the benefit of Samuel Zell and/or members of his family.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) On August 27, 2015, SZRT purchased 1,850,000 Shares from SIT, as further described in Item 5(c) below.  To the best knowledge of the Reporting Persons, there were 32,969,473 Shares outstanding on July 21, 2015, as reported by the Issuer on its Form 10-Q for the period ended July 3, 2015. Based upon the foregoing, (i) the 1,850,000 Shares held by SZRT represent approximately 5.6% of the issued and outstanding Shares, and (ii) the 2,062,186 Shares beneficially owned by Samuel Zell represent approximately 6.3% of the issued and outstanding Shares.  Each of the Samuel Zell Trust and Samuel Zell shares with SZRT voting and dispositive power with respect to the Shares held by SZRT.  Samuel Zell also may be deemed to share with his spouse, Helen Zell, voting and dispositive power over the 1,000 Shares held by the Helen Zell Revocable Trust (“HZRT”), for which his spouse is the sole trustee and beneficiary.  Finally, Samuel Zell has sole voting and dispositive power over 211,186 Shares.

(c) On August 27, 2015, SZRT purchased an aggregate of 1,850,000 Shares from SIT pursuant to the terms of the Purchase Agreement (defined and described in Item 4) at a price per share of $60.59755, which equals the average of the highest and lowest quoted selling prices on the New York Stock Exchange of one Share on August 27, 2015.  Except as described in this Item 5(c), during the last 60 days, no transactions in the Shares were effected by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Amended and Restated Joint Filing Agreement dated as of August 31, 2015

Exhibit B:	Purchase Agreement dated as of August 11, 2015 (incorporated by reference to Exhibit B to Amendment No. 29 to the Schedule 13D filed by SIT on August 13, 2015)

SCHEDULE 13D

CUSIP No: 035290105	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: August 31, 2015

SAMSTOCK/SZRT, L.L.C.

By:	SAMUEL ZELL REVOCABLE TRUST, its sole member

By:	/s/ SAMUEL ZELL
Name: Samuel Zell
Title: Trustee

SAMUEL ZELL REVOCABLE TRUST

By:	SAMUEL ZELL REVOCABLE TRUST, its sole member

By:	/s/ SAMUEL ZELL
Name: Samuel Zell
Title: Trustee

SAMUEL ZELL

/s/ SAMUEL ZELL

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

CUSIP No: 035290105	Page 8 of 8 Pages

EXHIBIT A

AMENDED AND RESTATED JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13D/A with respect to the Common Stock, $1.00 par value per share, of Anixter International Inc., a Delaware corporation and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: August 31, 2015

SAMSTOCK/SZRT, L.L.C.

By:	SAMUEL ZELL REVOCABLE TRUST, its sole member

By:	/s/ SAMUEL ZELL
Name: Samuel Zell
Title: Trustee

SAMUEL ZELL REVOCABLE TRUST

By:	SAMUEL ZELL REVOCABLE TRUST, its sole member

By:	/s/ SAMUEL ZELL
Name: Samuel Zell
Title: Trustee

SAMUEL ZELL

/s/ SAMUEL ZELL